SCHEDULE 13D/A
CUSIP No. 407497 106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 11)

Hamilton Lane Incorporated
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

407497 106
(CUSIP Number)

Lydia Gavalis
General Counsel and Secretary
Hamilton Lane Incorporated
110 Washington Street, Suite 1300
Conshohocken, PA 19428
Telephone: (610) 934-2222

with a copy to:

Matthew H. Meyers
Faegre Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
Telephone: (215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HLA Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,103,315
	(9)	Sole Dispositive Power 9,298,672
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,103,315
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.6%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HRHLA, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,103,315
	(9)	Sole Dispositive Power 6,900,667
	(10)	Shared Dispositive Power 2,398,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,103,315
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.6%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hartley R. Rogers
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,103,315
	(9)	Sole Dispositive Power 6,911,170
	(10)	Shared Dispositive Power 2,398,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,103,315
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 29.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hamilton Lane Advisors, Inc.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,028,699
	(9)	Sole Dispositive Power 2,028,699
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,699
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.8%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario L. Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,408,829
	(9)	Sole Dispositive Power 2,125,197
	(10)	Shared Dispositive Power 283,632
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,408,829
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kyera Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 238,648
	(9)	Sole Dispositive Power 238,648
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 238,648
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Nicole Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 238,648
	(9)	Sole Dispositive Power 238,648
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 238,648
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Laura Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 316,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 316,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 316,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Matthew Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 316,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 316,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 316,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person O. Griffith Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 652,064
	(9)	Sole Dispositive Power 19,598
	(10)	Shared Dispositive Power 632,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 652,064
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.6%
(14)	Type of Reporting Person (See Instructions) OO (Trustee), IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Oakville Number 2 Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 480,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 480,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 480,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Rysaffe Trust Company (C.I.) Limited
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 480,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 480,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 480,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Edward B. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 120,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 120,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Laurence F. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 156,880
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 156,880
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 156,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Schmertzler
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 725,005
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 725,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 725,005
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Erik R. Hirsch
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 1,192,552
(9)	Sole Dispositive Power 1,192,552
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,552
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.9%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Juan Delgado-Moreira
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,280,902
	(9)	Sole Dispositive Power 1,280,902
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,902
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Paul Yett
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 231,129
	(9)	Sole Dispositive Power 231,129
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 231,129
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kevin J. Lucey
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 91,554
	(9)	Sole Dispositive Power 91,554
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 91,554
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Tara Devlin
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 212,312
	(9)	Sole Dispositive Power 212,312
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 212,312
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Stephen R. Brennan
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 203,470
	(9)	Sole Dispositive Power 203,470
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 203,470
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Andrea Anigati Kramer
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 415,147
	(9)	Sole Dispositive Power 415,147
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 415,147
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.0%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Kelly
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 100,000
	(9)	Sole Dispositive Power 100,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Thomas Kerr
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 186,138
(9)	Sole Dispositive Power 186,138
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 186,138
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person David Helgerson
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 199,477
	(9)	Sole Dispositive Power 199,477
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 199,477
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Donohue
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 59,368
	(9)	Sole Dispositive Power 59,368
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,368
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106
Item 1. Security and Issuer

    This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is being filed with respect to the Class A Common Stock, $0.001 par value, of Hamilton Lane Incorporated, a Delaware corporation (the “Issuer”), to amend and supplement the Schedule 13D filed on March 17, 2017 (as amended and supplemented to date, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on March 17, 2017.

Item 1 of the Schedule 13D is hereby amended to reflect that the principal executive offices of the Issuer are located at 110 Washington Street, Suite 1300, Conshohocken, PA 19428.

Item 2. Identity and Background

Items 2(a), 2(b), 2(c) and 2(f) of the Schedule 13D are hereby amended and restated in their entirety:

(a)As of the date of this Amendment No. 11:
(i)    HLAI beneficially owns 16,103,315 shares of Class A common stock as holder of 8,818,657 Class B units and because it has voting control over an additional 7,284,658 shares of Class A common stock. HLAI’s principal business is to hold Class B units of HLA and Class B common stock of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors.
(ii)    HRHLA beneficially owns 16,103,315 shares of Class A common stock as the managing member of HLAI. HRHLA’s principal business is to hold the membership interests in HLAI representing its ownership in the Issuer.
(iii)    Hartley R. Rogers beneficially owns 16,103,315 shares of Class A common stock, which includes 6,900,667 shares as the managing member of HRHLA and 10,503 shares held directly.
(iv)    HLA Inc. beneficially owns 2,028,699 shares of Class A common stock as holder of 2,028,699 Class B units. HLA Inc.’s principal business is to hold Class B units on behalf of Mario L. Giannini, its sole stockholder and director.
(v)    Mario L. Giannini beneficially owns 2,408,829 shares of Class A common stock, which includes the 2,028,699 shares of Class A common stock beneficially held by HLA Inc., 283,632 shares of Class A common stock beneficially held as a result of his ownership interest in HLAI, and 96,498 shares of Class A common stock held directly.
(vi)    Kyera Giannini beneficially owns 238,648 shares of Class A common stock as a result of her ownership interest in HLA.
(vii)    Nicole Giannini beneficially owns 238,648 shares of Class A common stock as a result of her ownership interest in HLA.
(viii)    The Laura Sexton Trust beneficially owns 316,233 shares of Class A common stock as a result of its ownership interest in HLAI.
(ix)    The Matthew Sexton Trust beneficially owns 316,233 shares of Class A common stock as a result of its ownership interest in HLAI.
(x)    O. Griffith Sexton beneficially owns 652,064 shares of Class A common stock, which includes 632,466 shares as sole trustee of the two Sexton family trusts and 19,598 shares of Class A common stock held directly.
(xi)    Oakville Trust directly owns 480,015 shares of Class A common stock and beneficially owns an additional 7 shares of Class A common stock as a result of the Oakville Trust’s ownership interest in HLAI. Rysaffe, the trustee of Oakville Trust, beneficially owns all of such shares.
(xii)    Edward B. Whittemore beneficially owns 120,000 shares of Class A common stock as a result of his ownership interest in HLAI.
(xiii) Laurence F. Whittemore beneficially owns 156,880 shares of Class A common stock as a result of his ownership interest in HLAI.
(xiv)    Michael Schmertzler beneficially owns 725,005 shares of Class A common stock as a result of his ownership interest in HLAI.

SCHEDULE 13D/A
CUSIP No. 407497 106
(xv)    The Management Investors collectively beneficially own 1,502,320 shares of Class A common stock directly, an additional 130,550 shares of restricted Class A common stock subject to vesting, and 2,539,179 shares of Class A common stock as holders of 2,195,189 Class B units and 343,990 Class C units held by HLMI. Pursuant to and under the terms and conditions of the exchange agreement, as amended (the “Exchange Agreement”), each Management Investor may exchange such Class B units and Class C units for shares of Class A common stock on a one-for-one basis.
Each Reporting Person, other than Mr. Rogers, HLAI and HRHLA, disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein. Ms. Devlin also disclaims beneficial ownership of 753 shares of Class A common stock owned by her son, who lives at her home.
(b) The business address of each of the Reporting Persons is c/o Hamilton Lane Incorporated, 110 Washington Street, Suite 1300, Conshohocken, PA 19428.

(c)	Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

Name	Principal Occupation (at Issuer)
Hartley R. Rogers	Executive Co-Chairman, Director
Mario L. Giannini	Executive Co-Chairman, Director
Erik R. Hirsch	Co-Chief Executive Officer, Director
Juan Delgado-Moreira	Co-Chief Executive Officer, Director
Andrea Anigati Kramer	Chief Operating Officer
Stephen R. Brennan	Head of Private Wealth Solutions
Tara Devlin	Managing Director, Client Solutions
David Helgerson	Head of Impact Investments
Thomas Kerr	Co-Head of Investments, Head of Secondary Investments
Paul Yett	Director of ESG & Sustainability

(f) Each natural person identified in this Item 2 is a citizen of the United States except for Mr. Delgado-Moreira, who is a citizen of Spain. Each entity identified in this Item 2 is organized under the laws of Delaware, other than Hamilton Lane Advisors, Inc., which is a Pennsylvania corporation, Oakville Trust and Rysaffe, which are governed by the laws of Guernsey, and the Sexton Trusts, which are New York trusts.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Issuer conducted a registered offering of Class A common stock, which closed on March 7, 2024 (the “March 2024 Offering”).  In connection with the March 2024 Offering, Oakville Trust (the “Selling Stockholder”) sold 55,000 shares of Class A common stock, while the Issuer sold 1,867,322 shares of Class A common stock for $108.00 per share to Morgan Stanley & Co. LLC. The Issuer did not receive any proceeds from the sale of Class A common stock by the Selling Stockholder. The proceeds from the Issuer’s sale of shares of Class A common stock were used to settle in cash exchanges of Class B units (along with payment of the par value of a corresponding number of redeemed shares of Class B common stock) and Class C units of HLA by certain of the Reporting Persons. The redeemed shares of Class B common stock were cancelled.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 to this Amendment No. 11 is hereby incorporated by reference.

Pursuant to lock-up agreements, the Issuer, HLA, all of the Issuer’s directors and executive officers and certain of the Reporting Persons (collectively owning approximately 32% of the Issuer’s common stock as of March 4, 2024) agreed that, without the prior written consent of the underwriter for the March 2024 Offering, they will not, subject to specified exceptions, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of,

SCHEDULE 13D/A
CUSIP No. 407497 106
directly or indirectly, any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for such common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer's common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of the Issuer’s common stock or any security convertible into or exercisable or exchangeable for such common stock for a period of 60 days after the date of the prospectus supplement related to the offering.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person. The aggregate number of the Class A common stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)

HLAI	16,103,315	30.0%
HRHLA	16,103,315	30.0%
Hartley R. Rogers	16,103,315	30.0%
HLA Inc.	2,028,699	5.0%
Mario L. Giannini	2,408,829	6.0%
Kyera Giannini	238,648	*
Nicole Giannini	238,648	*
O. Griffith Sexton	652,064	2.0%
Laura Sexton Trust	316,233	*
Matthew Sexton Trust	316,233	*
Oakville Trust	480,022	1.0%
Rysaffe	480,022	1.0%
Edward B. Whittemore	120,000	*
Laurence F. Whittemore	156,880	*
Michael Schmertzler	725,005	2.0%
Erik R. Hirsch	1,192,552	3.0%
Juan Delgado-Moreira	1,280,902	3.0%
Paul Yett	231,129	*
Kevin J. Lucey	91,554	*
Tara Devlin	212,312	*
Stephen R. Brennan	203,470	*
Andrea Anigati Kramer	415,147	1.0%
Michael Kelly	100,000	*
Thomas Kerr	186,138	*
David Helgerson	199,477	*
Michael Donohue	59,368	*

Total for Group	16,103,315	29.6%

* Less than 1%

SCHEDULE 13D/A
CUSIP No. 407497 106
(1)    Based on the number of shares of Class A common stock (40,463,498) issued and outstanding as of March 11, 2024, the date of this report, and assuming all outstanding Class B units and Class C units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A common stock on a one-for-one basis.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 11 is hereby incorporated herein by reference.

The following table sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected during the last 60 days.

Reporting Person	Number of Class B Units Exchanged(1)	Number of Class C Units Exchanged(2)	Shares of Class A Common Stock Sold
Hartley R. Rogers	400,000(3)	–	–
Laura Sexton Trust	50,000(4)	–	–
Matthew Sexton Trust	50,000(5)	–	–
Edward B. Whittemore	10,000(6)	–	–
Mario L. Giannini	1,000,000	–	–
Kyera Giannini	50,000	–	–
Nicole Giannini	50,000	–	–
Stephen R. Brennan	–	20,000(7)	–
Thomas Kerr	10,000(7)	–	–
Andrea Anigati Kramer	–	35,000(7)	–
Kevin Lucey	124,872(7)	–	–
Oakville Trust	–	–	55,000(8)
HLAI	510,000(9)	–	–
HRHLA	510,000(9)	–	–

(1)    Pursuant to the Exchange Agreement, the Class B Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer’s election, for cash. The column below represents Class B Units exchanged on March 7, 2024 in connection with the March 2024 Offering. At the Issuer’s election, the exchange was settled in cash at a price of $108.00.
(2)    Pursuant to the Exchange Agreement, the Class C Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer’s election, for cash. The column below represents Class C Units exchanged on March 7, 2024 in connection with the March 2024 Offering. At the Issuer’s election, the exchange was settled in cash at a price of $108.00.
(3)    Represents securities owned indirectly by Mr. Rogers through HLAI. Mr. Rogers is the manager of HRHLA, LLC, the managing member of HLAI. HLAI distributed the HLA units to HRHLA, LLC in order to facilitate the exchange.
(4)    Represents securities owned indirectly by The 2008 Sexton Des. Trust FBO Laura Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton serves as the sole trustee of this trust.
(5)    Represents securities owned indirectly by The 2008 Sexton Des. Trust FBO Matthew Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton serves as the sole trustee of this trust.
(6)    Represents securities owned indirectly by Edward B. Whittemore through HLAI. HLAI distributed the HLA units to Mr. Whittemore in order to facilitate the exchange.
(7)    Represents securities held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.
(8)    Represents Class A common shares sold on March 7, 2024 at a price of $108.00 in the March 2024 Offering. Rysaffe Trust Company (CI) Limited serves as trustee of the trust.
(9)    See footnotes 3, 4, 5 and 6. As set forth in the Schedule 13D, HRHLA is the managing member of HLAI.

SCHEDULE 13D/A
CUSIP No. 407497 106
Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
2.	Form of Lock-Up Agreement.
3.	Amendment No. 3 to the Fourth Amended and Restated Limited Liability Company Agreement of Hamilton Lane Advisors, L.L.C., dated as of May 24, 2023, by and among Hamilton Lane Advisors, L.L.C. and its members (incorporated by reference to Exhibit 10.4 to the Issuer's Form 10-K filed with the SEC on May 25, 2023).

SCHEDULE 13D/A
CUSIP No. 407497 106
SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2024

1.	HLA Investments, LLC
	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

2.	HRHLA, LLC

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

3.	Hamilton Lane Advisors, Inc.

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

4.	/s/ Lauren Platko, Attorney-in-Fact
Hartley R. Rogers

5.	/s/ Lauren Platko, Attorney-in-Fact
Mario L. Giannini

6.	/s/ Lauren Platko, Attorney-in-Fact
Kyera Giannini

7.	/s/ Lauren Platko, Attorney-in-Fact
Nicole Giannini

8.	/s/ Lauren Platko, Attorney-in-Fact
O. Griffith Sexton

9.	The 2008 Sexton Des. Trust FBO Laura Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

SCHEDULE 13D/A
CUSIP No. 407497 106

10.	The 2008 Sexton Des. Trust FBO Matthew Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

11.	Oakville Number 2 Trust

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

12.	Rysaffe Trust Company (C.I.) Limited

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

13.	/s/ Lauren Platko, Attorney-in-Fact
Edward B. Whittemore

14.	/s/ Lauren Platko, Attorney-in-Fact
Laurence F. Whittemore

15.	/s/ Lauren Platko, Attorney-in-Fact
Michael Schmertzler

16.	/s/ Lauren Platko, Attorney-in-Fact
Erik R. Hirsch

17.	/s/ Lauren Platko, Attorney-in-Fact
Kevin J. Lucey

18.	/s/ Lauren Platko, Attorney-in-Fact
Juan Delgado-Moreira

SCHEDULE 13D/A
CUSIP No. 407497 106

19.	/s/ Lauren Platko, Attorney-in-Fact
Paul Yett

20.	/s/ Lauren Platko, Attorney-in-Fact
Tara Devlin

21.	/s/ Lauren Platko, Attorney-in-Fact
Andrea Anigati Kramer

22.	/s/ Lauren Platko, Attorney-in-Fact
Michael Kelly

23.	/s/ Lauren Platko, Attorney-in-Fact
Stephen R. Brennan

24.	/s/ Lauren Platko, Attorney-in-Fact
Thomas Kerr

25.	/s/ Lauren Platko, Attorney-in-Fact
David Helgerson

26.	/s/ Lauren Platko, Attorney-in-Fact
Michael Donohue